UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

Better Therapeutics, Inc.

(Name of Issuer)

Common Stock, $0.0001 par value

(Title of Class of Securities)

08773T 104

(CUSIP Number)

David P. Perry

c/o Better Therapeutics, Inc.

548 Market Street, #49404

San Francisco, CA 94104

(415) 887-2311

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 9, 2024

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 08773T 104

1.	Name of reporting persons David P. Perry
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) PF
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(D) or 2(E) ☐
6.	Citizenship or place of organization United States

Number of shares beneficially owned by each reporting person with	7.	Sole voting power 15,484,821(1)
	8.	Shared voting power
	9.	Sole dispositive power 15,484,821(1)
	10.	Shared dispositive power

11.	Aggregate amount beneficially owned by each person 15,484,821(1)
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☒ (2)
13.	Percent of class represented by amount in Row (11) 28.4%(3)
14.	Type of reporting person (see instructions) IN

(1)

Consists of (i) 13,030,393 shares of Issuer Common Stock held by the David P. Perry 2015 Trust, of which David P. Perry is the sole trustee and has sole voting and dispositive power, (ii) 2,416,634 shares of Issuer Common Stock held by Mr. Perry and (iii) 37,794 shares of Issuer Common Stock which Mr. Perry has the right to acquire through exercise of stock options within 60 days from February 2, 2024.

(2)	Excludes 20,506 shares of Issuer Common Stock underlying stock options which are currently unvested and not exercisable within 60 days from February 2, 2024.
(3)

The percentage of class was calculated based on (i) 54,515,558 shares of Issuer Common Stock outstanding as of February 2, 2024, as provided by the Issuer to the Reporting Persons (as defined below) and (ii) 37,794 shares of Issuer Common Stock which Mr. Perry has the right to acquire through exercise of stock options within 60 days from February 2, 2024 and are deemed outstanding pursuant to §240.13d-3(d)(1)(i).

CUSIP No. 08773T 104

1.	Name of reporting persons David P. Perry 2015 Trust
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) PF
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(D) or 2(E) ☐
6.	Citizenship or place of organization Massachusetts

Number of shares beneficially owned by each reporting person with	7.	Sole voting power 13,030,393(1)
	8.	Shared voting power
	9.	Sole dispositive power 13,030,393(1)
	10.	Shared dispositive power

11.	Aggregate amount beneficially owned by each person 13,030,393(1)
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 23.9%(2)
14.	Type of reporting person (see instructions) OO

(1)	Consists of shares of Issuer Common Stock held by the David P. Perry 2015 Trust, of which Mr. Perry is the sole trustee and has sole voting and dispositive power.
(2)	The percentage of class was calculated based on 54,515,558 shares of Issuer Common Stock outstanding as of February 2, 2024, as provided by the Issuer to the Reporting Persons.

CUSIP No. 08773T 104

1.	Name of reporting persons Georgianna Maule-Ffinch 2015 Trust
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) PF
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(D) or 2(E) ☐
6.	Citizenship or place of organization Arizona

Number of shares beneficially owned by each reporting person with	7.	Sole voting power 3,636,364(1)
	8.	Shared voting power
	9.	Sole dispositive power 3,636,364(1)
	10.	Shared dispositive power

11.	Aggregate amount beneficially owned by each person 3,636,364(1)
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 6.7%(2)
14.	Type of reporting person (see instructions) OO

(1)

Consists of shares of Issuer Common Stock held by the Georgianna Maule-Ffinch 2015 Trust, of which Georgianna Maule-Ffinch is the sole trustee and has sole voting and dispositive power. Georgianna Maule-Ffinch is the spouse of Mr. Perry.

(2)	The percentage of class was calculated based on 54,515,558 shares of Issuer Common Stock outstanding as of February 2, 2024, as provided by the Issuer to the Reporting Persons.

CUSIP No. 08773T 104

1.	Name of reporting persons Georgianna Maule-Ffinch
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) PF
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(D) or 2(E) ☐
6.	Citizenship or place of organization United States

Number of shares beneficially owned by each reporting person with	7.	Sole voting power 293,150
	8.	Shared voting power
	9.	Sole dispositive power 293,150
	10.	Shared dispositive power

11.	Aggregate amount beneficially owned by each person 293,150
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) * (1)
14.	Type of reporting person (see instructions) IN

(1)	Less than one percent. The percentage of class was calculated based on 54,515,558 shares of Issuer Common Stock outstanding as of February 2, 2024, as provided by the Issuer to the Reporting Persons.

CUSIP No. 08773T 104

1.	Name of reporting persons Donald R. Leo, Trustee of Pensus Limited Trust dated 06/12/2010 FBO Georgianna Maule-Ffinch
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) PF
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(D) or 2(E) ☐
6.	Citizenship or place of organization Arizona

Number of shares beneficially owned by each reporting person with	7.	Sole voting power 21,336(1)
	8.	Shared voting power
	9.	Sole dispositive power 21,336(1)
	10.	Shared dispositive power

11.	Aggregate amount beneficially owned by each person 21,336(1)
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) * (2)
14.	Type of reporting person (see instructions) OO

(1)	Consists of shares of Issuer Common Stock held by Donald R. Leo, Trustee of Pensus Limited Trust dated 06/12/2010 for the benefit of Georgianna Maule-Ffinch.
(2)	Less than one percent. The percentage of class was calculated based on 54,515,558 shares of Issuer Common Stock outstanding as of February 2, 2024, as provided by the Issuer to the Reporting Persons.

Explanatory Note

This Amendment No. 4 to Schedule 13D (this “Amendment No. 4”) amends and restates the statement on Schedule 13D originally filed with the SEC on November 8, 2021 (the “Original Schedule 13D”), as amended and restated by Amendment No. 1 to Schedule 13D filed with the SEC on April 21, 2023 (the “Amendment No. 1”), Amendment No. 2 to the Schedule 13D filed with the SEC on August 14, 2023 (the “Amendment No. 2”) and Amendment No. 3 to the Schedule 13D filed with the SEC on January 25, 2024 (the “Amendment No. 3” and, together with the Original Schedule 13D, Amendment Nos. 1, 2 and 3 and this Amendment No. 4, this “Statement”).

The Reporting Persons named in Item 2 below are hereby jointly filing this Statement because, due to certain relationships among the Reporting Persons, such Reporting Persons may be deemed to beneficially own the same securities named in Item 4 below by one of the Reporting Persons. In accordance with Rule 13d-1(k)(1)(iii) promulgated pursuant to the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the Reporting Persons named in Item 2 below have executed a written agreement relating to the joint filing of this Schedule 13D (the “Joint Filing Agreement”), a copy of which is attached as Exhibit 99.1 to this Statement.

Item 1. Security and Issuer.

This Statement relates to the common stock, par value $0.0001 per share (the “Common Stock”), of Better Therapeutics, Inc., a Delaware corporation (the “Issuer”). The address of the Issuer’s principal executive offices is 548 Market Street, #49404, San Francisco, CA 94104.

Item 2. Identity and Background.

(a) This Statement is being filed jointly by the following persons (each, a “Reporting Person,” and, collectively, the “Reporting Persons”):

(i) David P. Perry, the Executive Chairman of the Board of Directors of the Issuer (“Mr. Perry”),

(ii) David P. Perry 2015 Trust, a Massachusetts trust (the “Perry Trust”),

(iii) Georgianna Maule-Ffinch 2015 Trust, an Arizona Trust (the “Maule-Ffinch Trust”),

(iv) Georgianna Maule-Ffinch, Mr. Perry’s spouse (“G. Maule-Ffinch”) and

(v) Donald R. Leo, Trustee of Pensus Limited Trust dated 06/12/2010 FBO Georgianna Maule-Ffinch, an Arizona trust (the “Pensus Limited Trust”).

(b) Mr. Perry’s and G. Maule-Ffinch’s business address is c/o Better Therapeutics, Inc., 548 Market Street, #49404, San Francisco, CA 94104. The business address of the Perry Trust is c/o Blouin & Company, Inc., 2020 Commonwealth Ave., Newton, MA 02466. The business address of the Maule-Ffinch Trust is c/o Better Therapeutics, Inc., 548 Market Street, #49404, San Francisco, CA 94104. The business address of the Pensus Limited Trust is 2390 East Camelback Rd., Phoenix, AZ 85016.

(c) Mr. Perry is the Executive Chairman of the Board of Directors of the Issuer and serves as the sole trustee of the Perry Trust. G. Maule-Ffinch serves as the sole trustee of the Maule-Ffinch Trust. The Perry Trust, Maule-Ffinch Trust and Pensus Limited Trust were created for estate planning purposes. The principal business of each of the Perry Trust, Maule-Ffinch Trust and Pensus Limited Trust is holding, managing, investing and distributing the trust property and the proceeds therefrom.

(d) During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the past five years, the Reporting Persons were not a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The Perry Trust is administered under the laws of Massachusetts. Each of the Maule-Ffinch Trust and Pensus Limited Trust is administered under the laws of Arizona. Each of Mr. Perry and G. Maule-Ffinch is a citizen of the United States.

Item 3. Source and Amount of Funds or Other Consideration.

The responses to Items 4 and 6 of this Statement are incorporated herein by reference.

Pursuant to the Agreement and Plan of Merger, dated April 6, 2021, as amended (the “Merger Agreement”), by and among Mountain Crest Acquisition Corp. II (the former name of the Issuer, “MCAD”), MCAD Merger Sub Inc. (“Merger Sub”) and Better Therapeutics, Inc. (“BTX”), on October 28, 2021, Merger Sub merged with and into BTX, with BTX surviving the merger as a wholly-owned subsidiary of the Issuer (such merger and the other transactions contemplated by the Merger Agreement, the “Business Combination”). The Issuer changed its name to Better Therapeutics, Inc. upon the Business Combination and BTX changed its name to Better Therapeutics OpCo, Inc. preceding the Business Combination. The foregoing description of the Business Combination does not purport to be complete and is qualified in its entirety by the full text of the Merger Agreement, which is attached as Exhibit 99.2 to this Statement and incorporated herein by reference.

As a result of the closing of the Business Combination on October 28, 2021, (i) the Perry Trust acquired 10,164,015 shares of Issuer Common Stock in exchange for 10,726,884 shares of BTX common stock, (ii) G. Maule-Ffinch acquired 293,150 shares of Issuer Common Stock in exchange for 309,384 shares of BTX common stock and (iii) the Pensus Limited Trust acquired 21,336 shares of Issuer Common Stock in exchange for 22,518 shares of BTX common stock.

Additionally, in connection with the Business Combination, on April 6, 2021, MCAD entered into subscription agreements (the “Subscription Agreements”), containing commitments to funding that were subject only to conditions that were generally aligned with the conditions set forth in the Merger Agreement, pursuant to which MCAD issued and sold to certain institutional and accredited investors (the “2021 PIPE Investors”), in a private placement that closed immediately prior to the closing of the Business Combination, 5,000,000 shares of Issuer Common Stock for a price of $10.00 per share for an aggregate commitment of $50,000,000 (the “2021 PIPE Investment”). The Perry Trust acquired 100,000 shares of Issuer Common Stock in the 2021 PIPE Investment at the closing of the Business Combination on the same terms and conditions as the other investors under the Subscription Agreements.

Pursuant to a stock purchase agreement by and among MCAD, Mountain Crest Capital LLC and the Perry Trust, Mountain Crest Capital LLC transferred 200,000 shares of Issuer Common Stock held by Mountain Crest Capital LLC to the Perry Trust upon the closing of the Business Combination for an aggregate of $1,800,000.

The following table sets forth all open market purchase transactions with respect to Issuer Common Stock effected by Mr. Perry. The transactions were previously reported on Forms 4 filed by Mr. Perry.

Purchaser	Date of Transaction	Amount of Securities	Acquisition Price Per Share		Nature of Transaction
David P. Perry	4/30/2021	2,000	$9.95		Open Market Purchase
David P. Perry	5/04/2021	3,476	$9.93		Open Market Purchase
David P. Perry	5/13/2021	7,000	$9.93		Open Market Purchase
David P. Perry	5/14/2021	3,060	$9.93		Open Market Purchase
David P. Perry	5/21/2021	8,000	$9.95		Open Market Purchase
David P. Perry	5/24/2021	8,000	$9.94		Open Market Purchase
David P. Perry	5/26/2021	20,000	$9.95		Open Market Purchase
David P. Perry	9/15/2022	10,844	$1.994	(1)	Open Market Purchase
David P. Perry	9/16/2022	39,156	$2.068	(2)	Open Market Purchase

(1)	The price reported is a weighted average price. These shares were purchased in multiple transactions at prices ranging from $1.92 to $2.05, inclusive.
(2)	The price reported is a weighted average price. These shares were purchased in multiple transactions at prices ranging from $1.99 to $2.10, inclusive.

On April 6, 2023, the Issuer entered into a Securities Purchase Agreement (the “April 2023 Securities Purchase Agreement”) with certain investors (the “April 2023 PIPE Investors”) providing for the private placement (the “April 2023 Private Placement”) to the April 2023 PIPE Investors of an aggregate of 7,878,786 shares of Issuer Common Stock for $0.825 per share for an aggregate purchase price of approximately $6.5 million (the “April 2023 PIPE Investment”). The closing of the April 2023 Private Placement occurred on April 10, 2023 and was subject to the satisfaction of customary closing conditions. The Perry Trust and Maule-Ffinch Trust acquired 1,333,333 shares and 3,636,364 shares, respectively, of Issuer Common Stock in the April 2023 PIPE Investment at such closing on the same terms and conditions as the other investors under the April 2023 Securities Purchase Agreement.

On July 25, 2023, the Issuer entered into a Securities Purchase Agreement (the “July 2023 Securities Purchase Agreement”) with certain investors (the “July 2023 PIPE Investors”) providing for the private placement (the “July 2023 Private Placement”) to the July 2023 PIPE Investors of an aggregate of 2,897,654 shares of Issuer Common Stock for $0.7299 per share for an aggregate purchase price of approximately $2.1 million (the “July 2023 PIPE Investment”). The closing of the July 2023 Private Placement occurred on July 27, 2023 and was subject to the satisfaction of customary closing conditions. The Perry Trust acquired 1,233,045 shares of Issuer Common Stock in the July 2023 PIPE Investment at such closing on the same terms and conditions as the other investors under the July 2023 Securities Purchase Agreement.

On January 5, 2024, the Issuer entered into a Securities Purchase Agreement (the “January 2024 Securities Purchase Agreement”) with Mr. Perry providing for the private placement (the “January 2024 Private Placement”) to Mr. Perry of 1,471,453 shares of Issuer Common Stock for $0.1699 per share for an aggregate purchase price of approximately $250,000 (the “January 2024 PIPE Investment”). The closing of the January 2024 Private Placement occurred on January 9, 2024 and is subject to the satisfaction of customary closing conditions.

On February 9, 2024, the Issuer entered into a Securities Purchase Agreement (the “February 2024 Securities Purchase Agreement”) with Mr. Perry providing for the private placement (the “February 2024 Private Placement”) to Mr. Perry of 839,895 shares of Issuer Common Stock for $0.1905 per share for an aggregate purchase price of approximately $160,000 (the “February 2024 PIPE Investment”). The closing of the February 2024 Private Placement occurred on February 9, 2024 and is subject to the satisfaction of customary closing conditions.

Item 4. Purpose of Transaction.

The responses set forth in Items 3 and 6 hereof are incorporated by reference in their entirety.

The Reporting Persons intend to continuously review their investment in the Issuer, and may in the future determine (1) to acquire additional securities of the Issuer, through open market purchases, private agreements or otherwise, (2) to dispose of all or a portion of the securities of the Issuer owned by them or (3) to take any other available course of action. Notwithstanding anything contained herein, the Reporting Persons specifically reserve the right to change their intention with respect to any or all of such matters. In reaching any decision as to their course of action (as well as to the specific elements thereof), the Reporting Persons currently expect that they would take into consideration a variety of factors, including, but not limited to, the following: the Issuer’s business and prospects; other developments concerning the Issuer and its businesses generally; other business opportunities available to the Reporting Persons; developments with respect to the business of the Reporting Persons; changes in law and government regulations; general economic conditions; and money and stock market conditions, including the market price of the securities of the Issuer.

Mr. Perry is the Executive Chairman of the Board of Directors of the Issuer and, accordingly, in such capacity, may have influence over the corporate activities of the Issuer, including activities which may relate to items described in subparagraphs (a) through (j) of Item 4 of Schedule 13D. Subject to the Issuer’s Insider Trading Policy, Mr. Perry may from time to time buy or sell securities of the Issuer as appropriate for his personal circumstances.

Except as described in this Statement, the Reporting Persons do not have any present plans or proposals that relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D, although, subject to the agreements described herein, the Reporting Persons, at any time and from time to time, may review, reconsider and change their position and/or change their purpose and/or develop such plans and may seek to influence management of the Issuer or the Board of Directors of the Issuer with respect to the business and affairs of the Issuer and may from time to time consider pursuing or proposing such matters with advisors, the Issuer or other persons.

Item 5. Interests in Securities of the Issuer.

The information contained in Item 3 of this Statement is incorporated by reference in this Item 5.

(a) and (b) – The responses of the Reporting Persons with respect to Rows 7 through 13 of the respective cover pages of the individual Reporting Persons to this Statement, including the footnotes thereto, are incorporated by reference herein.

(c) – Except as set forth in this Statement, no Reporting Person has effected any transaction in the Issuer Common Stock in the 60 days preceding the date hereof.

(d) – Not applicable.

(e) – Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The responses set forth in Item 3 hereof are incorporated by reference in their entirety.

Mr. Perry receives compensation and other benefits as Executive Chairman of the Board of Directors of the Issuer. In such capacity, he may also be granted equity awards with respect to the Issuer Common Stock from time to time.

Joint Filing Agreement

Pursuant to Rule 13d-1(k) promulgated under the Exchange Act, the Reporting Persons have entered into a Joint Filing Agreement, a copy of which is attached as Exhibit 99.1 to this Statement, with respect to the joint filing of this Schedule 13D and any amendment or amendments thereto.

Amended and Restated Registration Rights Agreement

In connection with the Business Combination, the Issuer entered into an amended and restated registration rights agreement (the “Amended and Restated Registration Rights Agreement”) with certain stockholders (including the Perry Trust). The Amended and Restated Registration Rights Agreement required the Issuer to, among other things, file a resale shelf registration statement on behalf of such stockholders no later than 30 days from the closing of the Business Combination. The Amended and Restated Registration Rights Agreement also provided certain demand registration rights and piggyback registration rights to the stockholders, subject to underwriter cutbacks and Issuer blackout periods. The Issuer agreed to pay certain fees and expenses relating to registrations under the Amended and Restated Registration Rights Agreement. The foregoing description is qualified in its entirety by the full text of the Amended and Restated Registration Rights Agreement, the form of which is attached as Exhibit 99.3 to this Statement and is incorporated herein by reference.

PIPE Subscription Agreements and Resale Registration Rights

In connection with the Business Combination, the Issuer entered into the Subscription Agreements with the 2021 PIPE Investors (including the Perry Trust) pursuant to, and on the terms and subject to the conditions of which, the 2021 PIPE Investors collectively subscribed for the 2021 PIPE Investment. The 2021 PIPE Investment was consummated with the closing of the Business Combination. Pursuant to the Subscription Agreements, the Issuer agreed to prepare and file a registration statement registering the resale of the shares of Issuer Common Stock to be purchased in the 2021 PIPE Investment with the SEC no later than 30 calendar days following the closing of the Business Combination. The foregoing description is qualified in its entirety by the full text of the Subscription Agreements, the form of which is attached as Exhibit 99.5 to this Statement, and is incorporated herein by reference.

2021 Lock-Up Agreement

In connection with the closing of the Business Combination, the Perry Trust agreed, subject to certain customary exceptions, not to (i) sell, offer to sell, contract or agree to sell, pledge or otherwise dispose of, directly or indirectly, any shares of Issuer Common Stock held by it (such shares, together with any securities convertible into or exchangeable for or representing the rights to receive shares of Common Stock if any, acquired during the 2021 Lock-Up Period (as defined below), the “2021 Lock-Up Shares”), (ii) enter into a transaction that would have the same effect, (iii) enter into any swap, hedge or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the 2021 Lock-Up Shares or otherwise or engage in any short sales or other arrangement with respect to the 2021 Lock-Up Shares or (iv) publicly announce any intention to effect any transaction specified in clause (i) or (ii) until the date that is 6 months after the closing of the Business Combination (the “2021 Lock-Up Period”). The foregoing description is qualified in its entirety by the full text of the form of Lock-Up Agreement, which is attached as Exhibit 99.4 to this Statement (the “2021 Lock-Up Agreement”) and is incorporated herein by reference.

April 2023 Securities Purchase Agreement and Resale Registration Rights

The Issuer entered into the April 2023 Securities Purchase Agreement with the April 2023 PIPE Investors (including the Perry Trust and Maule-Ffinch Trust) pursuant to, and on the terms and subject to the conditions of which, the April 2023 PIPE Investors collectively subscribed for the April 2023 PIPE Investment. The closing of the April 2023 Private Placement occurred on April 10, 2023. Pursuant to the April 2023 Securities Purchase Agreement, the Issuer agreed to prepare and file a registration statement registering the resale of the shares of Issuer Common Stock to be purchased in the April 2023 PIPE Investment with the SEC no later than 30 days following the closing of the April 2023 Private Placement. The foregoing description is qualified in its entirety by the full text of the April 2023 Securities Purchase Agreement, the form of which is attached as Exhibit 99.6 to this Statement, and is incorporated herein by reference.

April 2023 Lock-Up Agreement

In connection with the closing of the April 2023 Private Placement, Mr. Perry agreed, subject to certain customary exceptions, from the date of the April 2023 Lock-Up Agreement (as defined below) until 60 days after the date of the Securities Purchase Agreement, not to offer, sell, contract to sell, lend, hypothecate, pledge or otherwise dispose of, directly or indirectly, any shares of Issuer Common Stock held by Mr. Perry (such shares, together with any securities convertible, exchangeable or exercisable into shares of Issuer Common Stock if any, the “April 2023 Lock-Up Shares”) or establish or increase a put equivalent position or liquidate or decrease a call equivalent position within the meaning of Section 16 of the Exchange Act, with respect to, any April 2023 Lock-Up Shares; provided, however, that the obligations under the April 2023 Lock-Up Agreement shall not apply to any April 2023 Lock-Up Shares acquired in connection with the transactions contemplated by the April 2023 Securities Purchase Agreement. The foregoing description is qualified in its entirety by the full text of the form of April 2023 Lock-Up Agreement, which is attached as Exhibit A to the April 2023 Securities Purchase Agreement attached as Exhibit 99.6 to this Statement (the “April 2023 Lock-Up Agreement”) and is incorporated herein by reference.

July 2023 Securities Purchase Agreement and Resale Registration Rights

The Issuer entered into the July 2023 Securities Purchase Agreement with the July 2023 PIPE Investors (including the Perry Trust) pursuant to, and on the terms and subject to the conditions of which, the July 2023 PIPE Investors collectively subscribed for the July 2023 PIPE Investment. The closing of the July 2023 Private Placement occurred on July 27, 2023. Pursuant to the July 2023 Securities Purchase Agreement, the Issuer agreed to prepare and file a registration statement registering the resale of the shares of Issuer Common Stock to be purchased in the July 2023 PIPE Investment with the SEC no later than 30 days following the closing of the July 2023 Private Placement. The foregoing description is qualified in its entirety by the full text of the July 2023 Securities Purchase Agreement, the form of which is attached as Exhibit 99.7 to this Statement, and is incorporated herein by reference.

July 2023 Lock-Up Agreement

In connection with the closing of the July 2023 Private Placement, Mr. Perry agreed, subject to certain customary exceptions, from the date of the July 2023 Lock-Up Agreement (as defined below) until 60 days after the effective date of the Registration Statement (as defined in the July 2023 Securities Purchase Agreement), not to offer, sell, contract to sell, lend, hypothecate, pledge or otherwise dispose of, directly or indirectly, any shares of Issuer Common Stock held by Mr. Perry (such shares, together with any securities convertible, exchangeable or exercisable into shares of Issuer Common Stock if any, the “July 2023 Lock-Up Shares”) or establish or increase a put equivalent position or liquidate or decrease a call equivalent position within the meaning of Section 16 of the Exchange Act, with respect to, any July 2023 Lock-Up Shares; provided, however, that the obligations under the July 2023 Lock-Up Agreement shall not apply to any July 2023 Lock-Up Shares acquired in connection with the transactions contemplated by the July 2023 Securities Purchase Agreement. The foregoing description is qualified in its entirety by the full text of the form of July 2023 Lock-Up Agreement, which is attached as Exhibit A to the July 2023 Securities Purchase Agreement attached as Exhibit 99.7 to this Statement (the “July 2023 Lock-Up Agreement”) and is incorporated herein by reference.

January 2024 Securities Purchase Agreement and Resale Registration Rights

The Issuer entered into the January 2024 Securities Purchase Agreement with Mr. Perry pursuant to, and on the terms and subject to the conditions of which, Mr. Perry subscribed for the January 2024 PIPE Investment. The closing of the January 2024 Private Placement occurred on January 9, 2024. Pursuant to the January 2024 Securities Purchase Agreement, the Issuer agreed to prepare and file a registration statement registering the resale of the shares of Issuer Common Stock to be purchased in the January 2024 PIPE Investment with the SEC no later than 30 days following the date of a written request from Mr. Perry to register the resale of such shares. The foregoing description is qualified in its entirety by the full text of the January 2024 Securities Purchase Agreement, the form of which is attached as Exhibit 99.8 to this Statement, and is incorporated herein by reference.

February 2024 Securities Purchase Agreement and Resale Registration Rights

The Issuer entered into the February 2024 Securities Purchase Agreement with Mr. Perry pursuant to, and on the terms and subject to the conditions of which, Mr. Perry subscribed for the February 2024 PIPE Investment. The closing of the February 2024 Private Placement occurred on February 9, 2024. Pursuant to the February 2024 Securities Purchase Agreement, the Issuer agreed to prepare and file a registration statement registering the resale of the shares of Issuer Common Stock to be purchased in the February 2024 PIPE Investment with the SEC no later than 30 days following the date of a written request from Mr. Perry to register the resale of such shares. The foregoing description is qualified in its entirety by the full text of the February 2024 Securities Purchase Agreement, the form of which is attached as Exhibit 99.9 to this Statement, and is incorporated herein by reference.

Item 7. Materials to be Filed as Exhibits.

The following documents are filed as exhibits hereto:

99.1	Joint Filing Agreement, as required by Rule 13d-1(k)(1) under the Exchange Act.

99.2	Agreement and Plan of Merger, dated as of April 6, 2021, by and among MCAD, Merger Sub and BTX, as amended by the Amendment to Agreement and Plan of Merger, dated as of August 30, 2021 and the Second Amendment to Agreement and Plan of Merger, dated as of September 27, 2021 (incorporated by reference to Annex A to the Proxy Statement/Prospectus).

99.3	Amended and Restated Registration Rights Agreement, dated as of October 28, 2021 by and among Better Therapeutics, Inc., and each of the other shareholders party thereto (incorporated by reference to Exhibit 10.16 to Issuer’s Current Report on Form 8-K, filed with the SEC on November 3, 2021).

99.4	Form of Lock-Up Agreement (incorporated by reference to Exhibit 10.4 to MCAD’s Current Report on Form 8-K, filed with the SEC on April 7, 2021)

99.5	Form of Subscription Agreement, dated as of April 6, 2021, by and among MCAD and the 2021 PIPE Investors (incorporated by reference to Exhibit 10.3 of MCAD’s Current Report on Form 8-K filed with the SEC on April 7, 2021).

99.6	Form of Securities Purchase Agreement, dated April 6, 2023, by and among Better Therapeutics, Inc. and the April 2023 PIPE Investors (incorporated by reference to Exhibit 10.1 of Issuer’s Current Report on Form 8-K filed with the SEC on April 7, 2023).

99.7	Form of Securities Purchase Agreement, dated July 25, 2023, by and among Better Therapeutics, Inc. and the July 2023 PIPE Investors (incorporated by reference to Exhibit 10.2 of Issuer’s Current Report on Form 8-K filed with the SEC on July 26, 2023).

99.8	Form of Securities Purchase Agreement, dated January 5, 2024, by and among Better Therapeutics, Inc. and Mr. Perry (incorporated by reference to Exhibit 10.1 of Issuer’s Current Report on Form 8-K filed with the SEC on January 8, 2024).

99.9	Form of Securities Purchase Agreement, dated February 9, 2024, by and among Better Therapeutics, Inc. and Mr. Perry.

99.10	Power of Attorney, relating to Donald R. Leo, Trustee of Pensus Limited Trust dated 06/12/2010 FBO Georgianna Maule-Ffinch.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 12, 2024

/s/ David P. Perry
David P. Perry

David P. Perry 2015 Trust

By:	/s/ David P. Perry
Name:	David P. Perry
Title:	Trustee

Georgianna Maule-Ffinch 2015 Trust

By:	/s/ Georgianna Maule-Ffinch
Name:	Georgianna Maule-Ffinch
Title:	Trustee

/s/ Georgianna Maule-Ffinch
Georgianna Maule-Ffinch

Donald R. Leo, Trustee of Pensus Limited Trust dated 06/12/2010 FBO Georgianna Maule-Ffinch

By:	/s/ Shoaib Ghias, Esq.
Name:	Shoaib Ghias, Esq.
Title:	Attorney-in-Fact